Filed Pursuant to Rule 433

Registration No. 333-294468

WPP 2025 LLC

Pricing Term Sheet

March 25, 2026

Senior Notes
Issuer:	WPP 2025 LLC
Guarantors:	WPP plc, WPP Jubilee Limited and WPP 2005 Limited
Principal Amount:	$600,000,000
Maturity:	March 30, 2036
Coupon:	6.500% per annum
Price to Public:	99.449%
Underwriting Discount and Commissions:	0.45%
Yield to Maturity:	6.576%
Spread to Benchmark Treasury:	T+225 bps
Benchmark Treasury:	4.125% UST due February 15th, 2036
Benchmark Treasury Price and Yield:	98-12+, 4.326%
Interest Payment Dates:	Semi-annually on March 30 and September 30 of each year, commencing on September 30, 2026.
Optional Redemption:

Prior to December 30, 2035 (3 months prior to the Notes’ maturity date) (the “Par Call Date”) the Notes will be redeemable at the option of the Issuer, subject to the relevant notice requirements, in whole or in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a) (i) the sum of the present values determined by the Issuer of the remaining scheduled payments of principal and interest thereon (assuming the Notes matured on the Par Call Date) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, less (ii) accrued and unpaid interest to, but excluding, the redemption date, and

(b) 100% of the principal amount of the Notes to be redeemed.

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On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption Upon a Tax Event:

Upon the occurrence of certain events relating to taxation, as a result of which the Issuer or the Guarantors becomes obligated to pay additional amounts on the Notes, the Issuer may redeem the outstanding Notes in whole (but not in part), at any time, at a price equal to 100% of their principal amount plus any accrued and unpaid interest to, but excluding, the redemption date.

Change of Control:

Upon the occurrence of a Change of Control Repurchase Event, (as defined in the Prospectus Supplement), the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

Settlement:	T+3; March 30, 2026
CUSIP / ISIN:	92944A AA1 / US92944AAA16
Expected Issue Ratings*:	Baa3 (Moody’s) / BBB (S&P) / BBB (Fitch)
Joint Book Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about March 30, 2026, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

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PROHIBITION OF SALES TO EEA RETAIL INVESTORS: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is neither (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”) nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

SINGAPORE SFA PRODUCT CLASSIFICATION: Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (as modified and amended from time to time, the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at +1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co LLC at 1-866-471-2526 and J.P. Morgan Securities LLC at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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